Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name & Address of Company

Eurasian Minerals Inc. (the “Company”)
Suite 501 - 543 Granville Street
Vancouver, British Columbia
V6C 1X8

Item 2.	Date of Material Change

May 26, 2015

Item 3.	News Release

A press release dated May 26, 2015 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

Item 4.	Summary of Material Change

The Company reported the initial NI 43-101 resource estimate and Russian Federation project approvals for the Malmyzh copper-gold porphyry project. The Malmyzh exploration and mining licenses, located in the Russian Far East, are held by a Joint Venture between IG Copper LLC (“IGC”) (51%) and Freeport-McMoRan Exploration Corporation (“Freeport”) (49%), with IGC operating and managing the project. EMX is IGC’s largest shareholder with 42.2% of the issued and outstanding shares. The Company’s investment in IGC is in recognition of the significant potential of the district-scale discovery at Malmyzh, as well as IGC’s success in acquiring additional exploration properties in a prospective region under-explored for its porphyry copper-gold potential.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of Material Change

Please refer to the press release of the Company disseminated on May 26, 2015 attached hereto.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Valerie Barlow, Corporate Secretary
Phone: 604-688-6390
Email: valerie@eurasianminerals.com

Item 9.	Date of Report

May 27, 2015

Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Reports Initial Resource Estimate and Project Approvals for the Malmyzh
Copper-Gold Porphyry Project, Far East Russia

Vancouver, British Columbia, May 26, 2015 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to report the initial NI 43-101 resource estimate and Russian Federation project approvals for the Malmyzh copper-gold porphyry project. The Malmyzh exploration and mining licenses, located in the Russian Far East, are held by a Joint Venture between IG Copper LLC (“IGC”) (51%) and Freeport-McMoRan Exploration Corporation (“Freeport”) (49%), with IGC operating and managing the project. EMX is IGC’s largest shareholder with 42.2% of the issued and outstanding shares. The Company’s investment in IGC is in recognition of the significant potential of the district-scale discovery at Malmyzh, as well as IGC’s success in acquiring additional exploration properties in a prospective region under-explored for its porphyry copper-gold potential. Please see attached map and www.eurasianminerals.com for more information.

NI 43-101 Resource Summary. Wardell Armstrong International (“WAI”), an independent UK based mining, engineering, and environmental consulting company, has provided EMX with a statement of Inferred Resources effective as of May 1, 2015 for the Malmyzh project under National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definition standards. The Inferred Resources at a 0.30% copper equivalent cut-off are estimated as 1,661 million tonnes at average grades of 0.34% copper and 0.17 grams per tonne (g/t) gold, or 0.42% copper-equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper-equivalent (CuEq% = Cu% + (Au g/t x 0.5)) . The Inferred Resources are constrained within open pit configurations, and are comprised of estimates for the Valley, Freedom (SE), Central, and Flats deposits as summarized in the table below.

Malmyzh Inferred Resources at a 0.30% CuEq Cut-off.
Deposit	Million Tonnes	CuEq %	Cu %	Au g/t	CuEq Million Tonnes	Cu Million Tonnes	CuEq Billion lbs	Cu Billion lbs	Au Million Oz
Valley	1,000	0.41	0.34	0.15	4.13	3.38	9.10	7.44	4.88
Freedom (SE)	334	0.46	0.34	0.24	1.54	1.13	3.40	2.50	2.63
Central	218	0.45	0.39	0.12	0.97	0.85	2.15	1.87	0.81
Flats	109	0.38	0.27	0.23	0.41	0.29	0.91	0.64	0.79
TOTAL	1,661	0.42	0.34	0.17	7.06	5.65	15.56	12.45	9.11

Note: Totals may not sum to 100% due to rounding.

WAI's criteria for reporting the open pit constrained Inferred Resources are based on:

•	A copper price of US$ 3.25/lb and a gold price of US$1,400/oz.
•	Metallurgical recovery assumptions of 90% for copper and 70% for gold.
•	Costs of US$2/tonne mining, US$7/tonne processing, and US$2/tonne G&A.
•	A cut-off grade of 0.30% CuEq (CuEq calculation based upon given prices, recoveries, and costs).
•	Figures rounded to reflect the relative accuracy of the estimates.

The initial mineral resource estimate is a milestone in the discovery history of the Malmyzh copper-gold porphyry project. The project's Inferred Resources include four of the fourteen known porphyry targets on the property that have been drilled on nominal 200 by 200 meter grids. All four deposits (i.e., Valley, Freedom (SE), Central, and Flats) are open at depth. In-fill drilling may lead to the delineation of discrete higher grade zones of copper-gold mineralization, and will provide additional confidence for resource estimation. A table of Inferred Resources at a range of cut-off grades is given below (base case at 0.30% CuEq cut-off).

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Malmyzh Inferred Resources at a Range of CuEq% Cut-offs.
CuEq% Cut-off	Million Tonnes	CuEq %	Cu %	Au g/t	CuEq Million Tonnes	Cu Million Tonnes	CuEq Billion lbs	Cu Billion lbs	Au Million Oz
0.20	2,544	0.37	0.29	0.14	9.29	7.49	20.49	16.52	11.62
0.25	2,149	0.39	0.31	0.15	8.41	6.76	18.54	14.89	10.64
0.30	1,661	0.42	0.34	0.17	7.06	5.65	15.56	12.45	9.11
0.35	1,107	0.48	0.38	0.19	5.26	4.20	11.59	9.25	6.85
0.40	757	0.52	0.41	0.21	3.95	3.14	8.72	6.93	5.22
0.45	517	0.57	0.45	0.24	2.94	2.32	6.47	5.11	3.98
0.50	346	0.61	0.48	0.27	2.12	1.66	4.68	3.67	2.96
0.55	220	0.67	0.51	0.30	1.46	1.13	3.22	2.49	2.14

Relatively elevated copper-gold grades are often hosted in the potassically altered rocks at Malmyzh. For example, at Valley, this style of alteration and mineralization is developed to the southeast in shallow hornfels host rocks that occur from near-surface to depths of ~150 to ~250 meters.

Additional Targets and Prospects. Freedom, comprised of two distinct northeast trending bodies of copper-gold mineralization, has an Inferred Resource for the Southeast deposit, but also has drilled mineralization on 400 meter fences for the Northwest prospect. Although the Northwest prospect is not included as an Inferred Resource, it has sufficient geologic (interpretations on cross section) and drill control (six holes) to be defined as a “target for further exploration” according to NI 43-101 (2.3(2), (a-b)) 1.

Malmyzh Freedom (NW) Target for Further Exploration.
Prospect	Million Tonnes	Cu %	Au g/t
Freedom (NW)	90-180	0.30-0.40	0.15-0.25

1 The potential quantity and grade for the Freedom Northwest prospect is conceptual in nature, as there has been insufficient exploration to define a mineral resource. It is uncertain if further exploration will result in the target being delineated as a mineral resource.

The extent of porphyry copper-gold mineralization has not been fully determined within the Malmyzh district. There is substantial exploration upside given by the ten additional prospects with reconnaissance drilling that intersected porphyry alteration and mineralization. Further, there is considerable exploration potential in undrilled areas of the property, particularly towards the southeast where there is more than 15 meters of cover that provides opportunity for additional “blind” discoveries within the project area.

Russian Federation Project Approvals. IGC has advised that the Malmyzh Joint Venture (51% IGC, 49% Freeport), through its Russian subsidiary Amur Minerals OOO, has recently received approval of the “official on balance C1+C2 reserves” from the GKZ (State Reserves Committee), the government agency authorized to approve resources and reserves in the Russian Federation. The Malmyzh “official government approved reserves” were estimated according to the rules and regulations of the Russian Federation, and are not the same as reserves under NI 43-101. The GKZ “official reserves” have now been listed and added to the “State Balance of Reserves”. IGC has also advised that the “prospecting phase” of the Malmyzh exploration and mining licenses has now been successfully completed. The Joint Venture's achievement of these objectives is a major advancement for the project.

The Company understands the Joint Venture is now preparing to file documents to continue to the “advanced exploration and mining phase” of the project's development as required for “strategically significant” deposits in the Russian Federation.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

NI 43-101 Resource Discussion. IGC's drill campaigns have been carefully designed to meet Russian Federation and international reporting requirements. There is a project total of 211 diamond drill holes (HQ and NQ) totaling over 70,500 meters. All drilling was completed from the surface, with over half of the holes drilled vertically and the majority of the angle holes drilled at an inclination of -60° along the azimuths of the drill fences. The total down-hole depth drilled averages ~330 meters, with the deepest hole reaching 680.8 meters at the Central deposit. The majority of drill meters (~55,000 m) concentrated on the four principal deposits, but also included evaluation of porphyry prospects prioritized from the additional target areas.

The drill fences at Valley, Freedom (SE), Central, and Flats were oriented N40 W, and spaced at 200 meters. Geological interpretations by deposit were provided for each drill fence, and used to construct 3D models representing overburden, diorite porphyry, and hornfels units. In addition, surfaces for oxide, transition, and sulfide mineralization were modeled. Interpretations of lithology, structure, and alteration on section were reviewed with distributions of copper-gold mineralization and down-hole multi-element geochemistry to define domains of porphyry alteration and mineralization to constrain grade estimation. Generally these domains correspond to 0.1% copper grade shells that are inclusive of gold mineralization greater than 0.05 g/t, and are conformed to the lithological contacts, alteration boundaries, and structural truncations based on the geological interpretations.

In summary, the Malmyzh Inferred Resource estimate was based upon:

•	Assay and geological data available on or before May 1, 2015.

•	Industry standard sampling, sample preparation, analytical, and quality assurance and quality control (“QA/QC”) procedures.

•	Block models constructed with parent block dimensions of 25 x 25 x 10 meters, with sub-blocking to a minimum of 12.5 x 12.5 x 5.0 meters.

•	Samples composited to 10 meter lengths, typically resulting in an average of five samples per composite.

•

High-grade capping, determined separately for each deposit, was applied for copper and gold. The spatial occurrence of the capped values was visually verified to establish that they do not form zones that could be modeled separately.

An exception was for the Central deposit, where a higher grade zone of quartz-feldspar alteration with unidirectional solidification textures occurs at depth (AMM-041, 591.3-635.2m, 43.9m at 1.23% copper and 0.53 g/t gold; true width interpreted as 28.5m). This unique zone, intersected by the deepest hole drilled to date, was modeled separately. The drill intercept and over 75% of the interpreted feature fall below the Inferred Resource open pit shell and represent exploration upside.

•	Specific gravity was determined on drill core samples from the four deposits, with average density values of 2.65-2.72 tonnes/meter[3] in diorite porphyry and 2.64-2.66 tonnes/meter[3] in hornfels.

•	Inverse distance weighting to the third power (“IDW”) was used for the grade estimation of copper and gold.

•	Estimates were constrained by the geological/mineralization models, as well as the oxide and transition/sulfide models.

•	Visual comparison between composite and block grades, swath plots and other statistical techniques were used for verification of the IDW estimates.

•	Inferred Resources of sulfide and transition material are reported within optimized open pit shells with 45 slope angles. Sulfide material totals over 96% of the Inferred Resource tonnes.

The mineral resource is classified as Inferred by WAI, and includes blocks with copper and gold with lateral and down-dip continuity consistent with the geological interpretations. The cut-off grade of 0.30% CuEq is suitable for reporting mineral resources for a potential open pit project. The optimized open pit parameters are based upon metal prices, costs, and metallurgical recoveries given similar projects worldwide, as well as independent technical assessments conducted within the Russian Federation. The resulting mineral resource estimate, while based on broadly spaced drill holes, is considered by WAI to be robust, though subject to revision in the future.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

The Malmyzh mineral resource conforms with CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and is reported in accordance with NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into a mineral reserve.

IGC's partner, Freeport, did not participate in completion of the resource estimate and is subject to disclosure requirements that are different than EMX's and IGC's disclosure requirements. Accordingly, future disclosures concerning the Malmyzh project by Freeport, if any, may contain different or additional information as required by relevant laws, regulations and requirements.

An NI 43-101 technical report for Malmyzh will be filed on SEDAR by EMX within 45 days.

Malmyzh Overview. Malmyzh is located in the Far East of the Russian Federation, approximately 220 kilometers northeast of the city of Khabarovsk and the nearby border with China. The project has excellent logistics and infrastructure, and is covered by two exploration and mining licenses that total over 150 square kilometers. The Company believes that the Russian Federation is strongly supportive of mining development in their Far East krais (administrative regions), as evidenced by investment incentives for reduced mineral resource extraction taxes and corporate income taxes that became law in 2014.

The project's terrain consists of low relief hills of the Amur River valley, and its porphyry deposits, prospects, and targets occur within a district-scale 16 by 5 kilometer intrusive corridor concealed beneath shallow cover. Mineralization extends from shallow subcrop (~1 to 50 meters) to greater than 400 to 600 meters depth. The porphyry centers occur as Cretaceous-age dioritic stocks that intruded and hornfels-altered siltstone and sandstone sedimentary sequences. The porphyry mineralization consists of near-surface zones of variable chalcocite enrichment grading into chalcopyrite-rich and chalcopyrite-bornite-magnetite mineralization. Copper-gold mineralization occurs in the porphyry intrusives, as well as in the hornfels-altered and stockworked sedimentary wall rocks.

The Malmyzh drill programs have been highly successful, with virtually all of the holes intersecting at least anomalous copper-gold mineralization and porphyry related alteration. IGC's diamond drilling campaigns have focused on defining the Valley, Freedom (SE), Central, and Flats deposits on 200 by 200 meter centers, generally to less than 500 meters depth. Valley is delineated as a 1,600 by 1,100 meter deposit hosted in diorite porphyries and hornfelsed sedimentary rocks. Central is outlined as a 900 by 450 meter deposit principally hosted in diorite porphyry. Freedom's two northeast-trending zones, hosted in a complex assemblage of diorite porphyries, multistage breccias, and hornfels have lateral dimensions of 1000 by 600 meters (Southeast deposit) and 1,200 by 300 meters (Northwest prospect). Flats is a 800 by 500 meter deposit comprised of mineralized diorite porphyry and hornfels. The copper-gold Inferred Resources in these four deposits have potential open pit geometries with relatively low stripping ratios, and all remain open at depth.

Additional targets and prospects at Malmyzh are defined either by mineralized drill intervals that are open laterally and to depth, or surface geochemical and magnetic anomalies that have not yet been drill-tested. These prospects require further review and follow-up to fully understand their significance in the context of the Malmyzh copper-gold porphyry district.

Other IGC Assets. IGC has 100% control of the 260 square kilometer Salasinskaya property, and the nearby 390 square kilometer Shelekhovo property (also known as Shelekhovskaya). At Shelekhovo, historic government exploration surveys identified multiple occurrences of gold, silver, and copper associated with quartz veining and alunite. Salasinskaya is considered to be the northern extension of the Shelekhovskaya anomaly cluster, and is marked by the widespread occurrence of quartz-alunite alteration. The regional geology has been mapped as Cretaceous-age sedimentary sequences intruded by granitic and granodioritic rocks. Both properties occur approximately 150 kilometers along trend to the northeast of Malmyzh. Together, the Malmyzh, Salasinskaya, and Shelekhovo properties cover approximately 800 square kilometers of exploration ground occurring along a ~200 kilometer belt of prospective Cretaceous-age arc terrane rocks.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Drilling, Sampling, Assaying, and QA/QC. The Malmyzh diamond drill samples were collected in accordance with CIM Best Practice standards and guidelines. The samples were submitted to Irgiredmet Laboratories in Irkutsk, Russia (GOST ISO/MEK 17025 accredited), or ALS Laboratories in Chita, Russia (GOST ISO/IEC 17025 accredited) for assay and geochemical analysis. Gold was analyzed by fire assay with an AAS finish, and copper analyses were determined with aqua regia digestion and ICP AES techniques. IGC conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks and duplicates.

WAI reviewed the drill database, drill core, and QA/QC results, and conducted independent field reviews and due diligence check sampling. WAI believes that IGC's drill sample results are reproducible, reliable, and suitable for estimating mineral resources.

Qualified Persons. Dr. Phil Newall, PhD, BSc, CEng, FIMMM, is a Qualified Person under NI 43-101 and is Managing Director of WAI. Dr. Newall is independent of EMX, IGC, and Freeport, and has signed off on the Malmyzh Inferred Mineral Resource statement and approved the technical disclosure in this news release.

Mr. Dean D. Turner, CPG, is a Qualified Person under NI 43-101 and consultant to the Company. Mr. Turner has reviewed, verified and approved the data, including sampling, analytical and test data underlying the technical information contained in this news release.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

EMX’s strategic investment in IGC exemplifies the Company’s recognition of an early-stage opportunity with excellent growth potential. IGC has steadily built value at Malmyzh, while continuing to add quality exploration properties to its portfolio. EMX is IGC’s largest shareholder with 42.2% of the issued and outstanding shares (40.0% on a fully diluted basis) resulting from investments totaling US $7.8 million.

About IGC. IGC, a privately held company, is led by President and CEO Tom Bowens, and includes key personnel with a track record of exploration discovery and project development in the Russian Federation.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metals, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the three-month period ended March 31, 2015 (the “MD&A”) and most recently filed Annual Information Form for the year ended December 31, 2014 (the “AIF”) and Form 20-F for the year ended December 31, 2014, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF, financial statements and Form 20-F of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This news release uses the term “Inferred Resources”. We advise U.S. investors that while this term is defined in, and permitted by, Canadian regulations, this term is not a defined term under SEC Industry Guide 7 and not normally permitted to be used in reports and registration statements filed with the SEC. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves”, as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves. U.S. investors are cautioned not to assume that any part or all of an Inferred Resource exists or is economically mineable.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Drill hole
Malmyzh license outline
Resource optimized pit outline
Deposit outline
Prospect - Freedom NW
Prospect - Recon drilled
5 m overburden contour
>15 m overburden
IG COPPER
Eurasian Minerals
Amur River
Volkov
North
Slope
Destiny
(Northwest)
(Southeast)
FREEDOM
Sharga
VALLEY
ABV
Stockwork
North
CENTRAL
FLATS
Road
Highway
West
Z
Bikha
N
W
E
S
0
5 km
May 2015
FAR EAST
RUSSIA
MALMYZH
CHINA
Khabarovsk

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com